For Immediate Release

November 8, 2006

PAN AMERICAN SILVER ANNOUNCES:

REDEMPTION OF OUTSTANDING DEBENTURES

(all amounts in $US unless otherwise stated)

Vancouver, Canada – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) announced today that it has delivered a Redemption Notice to the holders of the Company’s US $647,000 outstanding principal amount of 5.25% convertible debentures due July 31, 2009 (the “Debentures”).

Pursuant to the Redemption Notice the Debentures will be redeemed as of December 12, 2006 and each holder will be entitled to a redemption amount equal to US $1,019.27 for each US $1,000 principal amount of Debentures, being equal to the aggregate of (i) US $1,000 and (ii) all accrued and unpaid interest up to but excluding the Redemption Date (collectively, the “Total Redemption Price”).

The Total Redemption Price will be payable upon presentation and surrender of the Debentures at the office of Computershare Trust Company of Canada as set out in the Redemption Notice.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

For further information, please contact:

Alexis Stewart, Director Corporate & Investor Relations

(604) 684-1175

astewart@panamericansilver.com

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1500 – 625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6  •  TEL 604.684.1175  •  FAX 604.684.0147

www.panamericansilver.com